Press Information

Philips signs agreements to transfer U.S. pension plan obligations for a large group of former employees to three insurance companies

October 1, 2015

Amsterdam, the Netherlands and Andover, MA – Royal Philips (NYSE: PHG, AEX: PHIA) today announced that its U.S. subsidiary has entered into agreements with The Prudential Insurance Company of America (“Prudential”), Banner Life Insurance Company, the primary U.S. insurance subsidiary of Legal & General America (“Legal & General America”), and American United Life Insurance Company, a OneAmerica company (“OneAmerica”) to purchase group annuity contracts* that will transfer payment responsibility for retirement benefits owed to approximately 17,000 former U.S. employees and their beneficiaries. The multi-insurer structure, with three insurance companies, will continue to protect and deliver their future retirement benefits.

Additional pension contributions
Philips expects to make additional pension contributions of approximately USD 315 million in cash, of which approximately USD 125 million will be made in the fourth quarter of 2015 to support the transaction and approximately USD 190 million in the first quarter of 2016 to support the retained U.S. pension liabilities. As a result of the annuity purchases, Philips expects to recognize a non-cash pension settlement charge in the fourth quarter of 2015 that is currently estimated at approximately USD 45 million (approximately EUR 40 million) before-tax and will be reported within EBITA.

Reduction of Philips’ financial exposure to its defined benefit pension plans
Philips’ U.S. pension plan obligations are its second largest. This transaction is in line with Philips’ objective to mitigate the company’s financial exposure to its defined benefit pension plans. The Legacy Pension Plan’s termination (see below) and annuity purchase reduces Philips’ pension risk and better manages the ongoing variations in pension cost. Through the transaction, Philips will further reduce its defined benefit obligation in the U.S. by approximately EUR 1 billion to a resulting defined benefit obligation in the U.S. of approximately EUR 2.7 billion. As a result, the company’s total defined benefit obligation is reduced to approximately EUR 8.5 billion. Philips will continue to evaluate its options to initiate further initiatives to reduce the company’s defined benefit obligation in jurisdictions where Philips continues to have substantial pension liabilities.

Participants in scope
Philips has spun off pension benefits for participants in scope from the Philips Electronics North America Corporation Pension Plan into a new pension plan, the Philips Electronics North America Corporation Legacy Pension Plan (the “Legacy Pension Plan”). This transaction involves a large group of retirees and terminated vested former employees who worked for Philips’ companies or business units that are no longer within Philips’ current business structure. Philips intends to terminate the Legacy Pension Plan as of November 30, 2015 and to purchase the annuity contracts with Prudential, Legal & General America and OneAmerica in early December.

State Street Global Advisors was engaged as independent fiduciary, which has been involved in numerous similar transactions, to represent the interests of the Legacy Pension Plan participants in the selection of insurance companies for the Legacy Pension Plan’s annuity purchases. State Street Global Advisors determined that a transaction split between Prudential and Legal & General America is a safest available annuity structure to provide benefits to Legacy Pension Plan participants who commenced benefits on or before May 1, 2015 and that a single annuity purchase with OneAmerica is a safest available annuity structure to provide benefits to Legacy Plan participants who had not commenced benefits by May 1, 2015. Retirement benefit payments to Legacy Pension Plan participants will continue without interruption.

Affected Legacy Pension Plan participants will receive a detailed mailing regarding these changes in the coming days, with call centers opening this week.

* Under a group annuity contract, an insurance company assumes the obligation to pay future retirement benefits to pension plan participants

For further information, please contact:

Philips Group Communications
Steve Klink
Tel.: +31 6 1088 8824
E-mail: steve.klink@philips.com

Philips Investor Relations
Leandro Mazzoni
Tel.: +31 20 5977055
E-mail: leandro.mazzoni@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2014 sales of EUR 21.4 billion and employs approximately 106,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.